SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                For May 6, 2004



                        i-CABLE Communications Limited
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                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
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                   (Address of principal executive offices)







(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F       X             Form 40-F
                            -----------                   -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                           No              X
                            -----------                   -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                             Company Press Release
                             ---------------------

For Immediate Release

                   CABLE TV Announces Unprecedented Coverage
                   -----------------------------------------

                  for England's Premier League in New Season
                  ------------------------------------------


(Hong Kong, May 4, 2004) Hong Kong Cable Television Limited (CABLE TV) announced today that it had secured exclusive broadcasting rights for England's FA Premier League (FAPL) for Hong Kong for the next three football seasons.


At the same time, CABLE TV also announced drastically expanded FAPL coverage. For the first time in Hong Kong history, no less than 370 FAPL matches will be broadcast in their full length for the new season, compared with the maximum 270 matches Hong Kong viewers were able to watch in the previous three seasons. At least 190 of these matches will be seen live. All matches will be broadcast with full professional Cantonese commentaries from Hong Kong and English commentaries from England. In addition to live match day action, this will roughly work out to 1 new match on each non-match day during the season.

CABLE TV will also produce pre-game and post-game programmes on match days. In addition, special FAPL programmes will run at 10:00 p.m. (in prime time) on all non-match days, including Highlights showcasing all FAPL clubs, featuring top clubs such as Manchester United, Arsenal, Chelsea and Liverpool, on different specified days of each week.

Describing FAPL as one of the most important programme acquisitions for CABLE TV, the broadcaster's Director of Sports, International and Promotion, Musetta Wu said the station would strive to give football viewers a totally new experience in watching FAPL games, offering unprecedented depth and width on coverage of the tournament compared to previous seasons.


Ms Wu said at least five selected matches would be aired LIVE each match week across two basic CABLE TV channels. "If more than two key matches are played at the same time, we will have the channel capacity to show the other key matches LIVE as well," she added.






                                                                  /.....Page 2

Page 2
CABLE TV Announces Unprecedented Coverage
-----------------------------------------
for England's Premier League in New Season
------------------------------------------


Ms Wu said the acquisition would allow the station greater flexibility to adapt FAPL coverage to meet local taste, thereby further enhancing the reach of the already popular tournament in Hong Kong. "It would also enable us to be more responsive to feedback from the Hong Kong audience so that production can be adjusted to meet the diversified programming demands in the territory as appropriate," she added.

Welcoming the acquisition of FAPL, Mr Samuel Tsang, Chief Operating Officer of Hong Kong Cable Enterprises Limited, CABLE TV's sole agent for commercial airtime sales, said it would significantly boost the products on CABLE TV available for local advertisers.

"FAPL is the best known football tournament in Hong Kong. The increase of live FAPL matches on local TV particularly during primetime at weekend will no doubt be welcomed by viewers and advertisers alike," he added.

Richard Scudamore, FA Premier League Chief Executive, said "The Premier League is tremendously popular in Hong Kong and with the increased coverage available to Hong Kong Cable and the quality of their broadcast team I am sure our fans in Hong Kong will get the most out of the next three seasons of top FAPL action."



About Hong Kong Cable Television Limited

Hong Kong Cable Television Limited (CABLE TV) is Hong Kong's leading pay television service provider. It is a wholly-owned subsidiary of i-CABLE Communications Limited which is Hong Kong's leading fully integrated communications company that owns and operates one of the territory's two near universal telecommunications networks. It provides pay television and broadband Internet access service, and creates its own multi-media content.


CABLE TV now offers 78 locally-produced and international channels, providing a wide array of news, sports, movies, documentaries and entertainment programmes.



For further question, please contact:
External Affairs Department
Ms S.K.Chan    Tel: 2112 6916     email:skchan@cabletv.com.hk

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         i-CABLE Communications Limited


                                         By:/s/ Samuel Wong
                                            ------------------------------
                                            Name:   Samuel Wong
                                            Title:  Chief Financial Officer

Dated: May 6, 2004